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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 13, 2019

Manulife Financial Corporation Declares Common Share Dividend

Toronto - Manulife Financial Corporation’s Board of Directors today announced a quarterly shareholders’ dividend of $0.25 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after March 19, 2019 to shareholders of record at the close of business on February 27, 2019.

In respect of the Company’s March 19, 2019 common share dividend payment date, the Company will issue common shares from treasury in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two per cent (2%) discount from the market price, as determined pursuant to the applicable plan. This discount is being offered to reward long-term shareholders for their ongoing commitment.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of December 31, 2018, we had over $1.1 trillion (US$794 billion) in assets under management and administration, and in the previous 12 months we made $29.0 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Relations Contact: Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com